EXHIBIT 12.1

UNIFIED WESTERN GROCERS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands except for ratios)

	Fiscal Year
	2006		2005		2004		2003		2002
(1) Adjusted earnings:
Earnings from continuing operations	$16,142		$10,820		$7,406		$5,279		$1,985
Income taxes	7,912		6,426		4,572		3,358		2,172
Patronage dividends	20,973		21,404		20,742		16,612		16,713

Subtotal: Earnings from continuing operations before income taxes and patronage dividends	45,027		38,650		32,720		25,249		20,870
Amortization of capitalized interest	78		217		188		162		—
Fixed charges	16,384		17,156		22,221		24,080		25,957
Less: Capitalized interest	(156)		(107)		(2,625)		(929)		(487)

Adjusted earnings (a)	$61,333		$55,916		$52,504		$48,562		$46,340

(2) Fixed Charges:
Gross rental expense	$21,867		$27,140		$29,176		$34,128		$29,277
Less: Estimated rent component	19,965		24,942		26,900		31,568		26,964

Estimated interest component of rental expense	1,902		2,198		2,276		2,560		2,313
Interest expense	14,326		14,851		17,320		20,591		23,157
Capitalized interest	156		107		2,625		929		487

Total fixed charges (b)	$16,384		$17,156		$22,221		$24,080		$25,957

Ratio of Earnings to Fixed Charges (a)/(b)	3.74	x	3.26	x	2.36	x	2.02	x	1.79	x

(a)(b)—Cross-reference on page.

(1)	Adjusted earnings used in computing the ratio of earnings to fixed charges consist of earnings from continuing operations before income taxes and patronage dividends, plus amortization of capitalized interest and fixed charges, less capitalized interest.

(2)	Fixed charges consist of the sum of the portion of rental expense that is representative of the interest factor, interest expense (including amortization of deferred financing costs) and capitalized interest.